UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror)

a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$313,346.74	Filing Party:	JetBlue Airways Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 16, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by JetBlue and the Purchaser. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on May 16, 2022, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 16, 2022, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1, 5, 6 and 11.

The Offer to Purchase and Items 1, 5, 6 and 11 of the Schedule TO, to the extent such Items 1, 5, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1.	the second full paragraph on page 2 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue. We are making the Offer because, prior to June 9, 2022, the board of directors of Spirit (the “Spirit Board”) refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares, each of which we believe were and continue to be clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”).

On June 20, 2022, we sent the Spirit Board an updated proposal (our “June 20 Proposal”) to acquire all of the outstanding Shares containing the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) a commitment to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on JetBlue and its subsidiaries (including Spirit and its subsidiaries) after giving effect to the acquisition of Spirit by JetBlue, taken as a whole, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits of the parties to the Northeast Alliance Agreement between JetBlue and American Airlines, Inc., dated as of July 15, 2020, and the agreements contemplated thereby; (iii) a proactive offer to divest any assets of Spirit located in New York and Boston, which is designed to address the Spirit Board’s concern regarding our Northeast Alliance, as well as gates and related assets at Fort Lauderdale-Hollywood International Airport; (iv) a prepayment of a portion of the reverse break-up fee in the amount of $1.50 per Share in cash, payable to Spirit stockholders as a cash dividend, funded by JetBlue only in the event the Spirit stockholders vote to approve JetBlue’s acquisition of Spirit (the “Prepayment Amount”), which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act and the American Rescue Plan Act, as applicable, and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (v) a total aggregate consideration of $33.50 per Share in cash, comprised of the Prepayment Amount and $32.00 per Share in cash payable upon consummation of JetBlue’s acquisition of Spirit. We believe our June 20 Proposal is clearly superior to the Proposed Frontier Transaction. Beginning June 9, 2022, Spirit began to engage with JetBlue, including by executing a clean team agreement on such date and providing a limited number of representatives of JetBlue and its advisors with access to previously withheld due diligence information. If the Spirit Board continues to meaningfully engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms set forth in our June 20 Proposal. Because we believe our June 20 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

2.	the second paragraph on page 6 of the Offer to Purchase under the question heading “Why are you making the Offer?” is hereby amended and restated in its entirety to read as follows:

We are making the Offer because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares, each of which we believe were and continue to be clearly superior to the Proposed Frontier Transaction. On June 20, 2022, we sent the Spirit Board an updated proposal (our “June 20 Proposal”) to acquire all of the outstanding Shares containing the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) a commitment to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on JetBlue and its subsidiaries (including Spirit and its subsidiaries) after giving effect to the acquisition of Spirit by JetBlue, taken as a whole, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits of the parties to the Northeast Alliance Agreement between JetBlue and American Airlines, Inc., dated as of July 15, 2020, and the agreements contemplated thereby; (iii) a proactive offer to divest any assets of Spirit located in New York and Boston, which is designed to address the Spirit Board’s concern regarding our Northeast Alliance, as well as gates and related assets at Fort Lauderdale-Hollywood International Airport; (iv) a prepayment of a portion of the reverse break-up fee in the amount of $1.50 per Share in cash, payable to Spirit stockholders as a cash dividend, funded by JetBlue only in the event the Spirit stockholders vote to approve JetBlue’s acquisition of Spirit (the “Prepayment Amount”), which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act and the American Rescue Plan Act, as applicable, and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (v) a total aggregate consideration of $33.50 per Share in cash, comprised of the Prepayment Amount and $32.00 per Share in cash payable upon consummation of JetBlue’s acquisition of Spirit. If the Spirit Board continues to meaningfully engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms set forth in our June 20 Proposal. The valid termination of the Frontier Merger Agreement is a condition to the Offer. See “The Offer — Section 14 — Conditions to the Offer.”

3.

the last paragraph on page 6 of the Offer to Purchase under the question heading “How does the Offer relate to JetBlue’s proxy solicitation with respect to the special meeting of Spirit stockholders for proposals relating to the Proposed Frontier Transaction?” is hereby amended and restated in its entirety to read as follows:

Since March 29, 2022, when, following the announcement by Spirit and Frontier of the Frontier Merger Agreement, JetBlue sent a proposal to Spirit, JetBlue has expressed to Spirit our desire to enter into a negotiated business combination with Spirit and has publicly announced the four proposal letters that JetBlue has submitted to the Spirit Board. In the most recent of these proposal letters, announced by JetBlue on June 20, 2022, JetBlue proposed the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) a commitment to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on JetBlue and its subsidiaries (including Spirit and its subsidiaries) after giving effect to the acquisition of Spirit by JetBlue, taken as a whole, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits of the parties to the Northeast Alliance Agreement between JetBlue and American Airlines, Inc., dated as of July 15, 2020, and the agreements contemplated thereby; (iii) a proactive offer to divest any assets of Spirit located in New York and Boston, which is designed to address the Spirit Board’s concern regarding our Northeast Alliance, as well as gates and related assets at Fort Lauderdale-Hollywood International Airport; (iv) the Prepayment Amount, which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Cares Act and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (v) a total aggregate consideration of $33.50 per Share in cash, comprised of the Prepayment Amount and $32.00 per Share in cash payable upon consummation of JetBlue’s acquisition of Spirit. The price per Share in our Offer is less than the price offered to the Spirit Board on June 6, 2022, and in our June 20 Proposal because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Beginning June 9, 2022, Spirit began to engage with JetBlue, including by executing a clean team agreement on such date and providing a limited number of representatives of JetBlue and its advisors with access to previously withheld due diligence information. If the Spirit Board continues to meaningfully engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms set forth in our June 20 Proposal. Because we believe our June 20 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

4.	the third full paragraph on page 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue. We are making the Offer because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Because of the Spirit Board’s prior lack of engagement, our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price offered to the Spirit Board on June 6, 2022, and in our June 20 Proposal. However, we believe the Offer is clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Because we believe our June 20 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

5.	the information set forth in Section 11 “Background of the Offer; Other Transactions with Spirit” is hereby amended and supplemented by adding the following paragraphs at the end:

Later on June 6, 2022, representatives of Morgan Stanley and Barclays held a telephone call with representatives of Goldman Sachs to discuss the terms of JetBlue’s updated proposal dated June 6, 2022 (the “JetBlue June 6 Proposal”).

On the morning of June 8, 2022, Spirit announced that it postponed the Special Meeting from June 10, 2022, to June 30, 2022, to allow the Spirit Board to continue discussions with Spirit stockholders, Frontier, and JetBlue.

Later that morning, representatives of Morgan Stanley and Barclays held a telephone call with representatives of Goldman Sachs to discuss the Spirit Board’s initial reactions to the JetBlue June 6 Proposal. During the call, representatives of Morgan Stanley and Barclays suggested that JetBlue submit its revised offer to the Spirit Board on June 20, 2022, and noted that Frontier had been asked to do the same. Representatives of Morgan Stanley and Barclays also indicated that JetBlue and its advisors would be granted access to certain due diligence information not previously provided as well as calls with certain members of Spirit management.

Later that day, representatives of Shearman & Sterling held a telephone call with representatives of Debevoise also to discuss the Spirit Board’s initial reactions to the JetBlue June 6 Proposal. During this call, representatives of Debevoise also confirmed that Spirit requested that JetBlue submit a revised proposal on June 20, 2022, and confirmed that a limited number of representatives of JetBlue and its advisors would be granted access to additional competitively sensitive due diligence information regarding Spirit. In addition, representatives of Debevoise indicated that Spirit would be providing JetBlue with an enhanced retention program for its executive officers and other Spirit team members in addition to the retention program implemented prior to Spirit entering into the Frontier Merger Agreement, which Spirit intended to put into place in connection with Spirit’s entry into a definitive merger agreement with JetBlue (the “Proposed Retention Plan”).

Also on June 8, 2022, a representative of Shearman & Sterling held a telephone call with a representative of Paul Weiss regarding finalization and execution of a clean team agreement for the purposes of Spirit sharing certain competitively sensitive information with a limited number of representatives of JetBlue and its advisors for diligence purposes (such agreement, the “Clean Team Agreement”), a draft of which was sent by a representative of Paul Weiss to a representative of Shearman & Sterling.

On June 9, 2022, JetBlue and Spirit executed the Clean Team Agreement, and access to such diligence information was made available to such permitted representatives of JetBlue and its advisors on June 10, 2022.

Between June 9, 2022, and June 16, 2022, each of JetBlue’s General Counsel and a representative of Shearman & Sterling held telephone calls with the General Counsel of Spirit and a representative of Paul Weiss to discuss, among other things, feedback on the regulatory commitments JetBlue was willing to provide in the transaction and requests for additional information related to each party’s regulatory analysis.

Also on June 9, 2022, representatives of Debevoise sent representatives of Shearman & Sterling a revised draft of the interim operating covenants to which Spirit would be subject during the period between the execution of a definitive merger agreement between JetBlue and Spirit and the closing of the JetBlue-Spirit transaction (such draft, the “Proposed Interim Operating Covenants”).

On June 14, 2022, Spirit issued a press release announcing that the Spirit Board would be engaging in discussions with JetBlue with respect to the JetBlue June 6 Proposal, and would also continue to work with Frontier under the terms of the Frontier Merger Agreement.

From June 14, 2022, to June 16, 2022, a number of due diligence videoconference meetings were held, attended by members of JetBlue leadership, representatives of Goldman Sachs, Shearman & Sterling, and Deloitte & Touche LLP, JetBlue’s accounting and tax advisor for the transaction, members of Spirit management and representatives of Morgan Stanley, Barclays, Debevoise and Paul Weiss.

On June 17, 2022, Mr. Hayes and JetBlue’s General Counsel held a call with Mr. Christie and Spirit’s General Counsel. On this call, Mr. Hayes and Mr. Christie discussed certain diligence matters. In addition, Mr. Christie informed Mr. Hayes of his expectations as to the Spirit Board’s process following the submission of JetBlue’s updated proposal on June 20, 2022, including additional discussions to be held to discuss the parties’ regulatory analysis.

Also on June 17, 2022, representatives of Debevoise sent representatives of Shearman & Sterling a revised draft of the Proposed Merger Agreement. In addition, on June 17, 2022, representatives of Spirit made available to representatives of JetBlue materials related to the Proposed Retention Plan, including the proposed terms thereof.

Also on June 17, 2022, representatives of Morgan Stanley and Barclays held a telephone call with representatives of Goldman Sachs to discuss the timing and process for JetBlue’s submission of its revised offer on June 20, 2022 and the anticipated process following the submission of JetBlue’s revised offer.

On June 18, 2022, Mr. Boneparth held a telephone call with Mr. Gardner. During the call, Mr. Boneparth discussed JetBlue’s view on the likelihood of receipt of antitrust approval in light of the customer benefits and significant divestiture commitments JetBlue is offering and also reiterated JetBlue’s commitment to acquiring Spirit and continuing to pursue the transaction to its completion given the value of the transaction to the stockholders of both Spirit and JetBlue and to stakeholders generally.

On June 18, 2022, representatives of Shearman & Sterling held a telephone call with representatives of Debevoise to discuss the Proposed Merger Agreement and the Proposed Retention Plan. Later that day, representatives of Shearman & Sterling provided representatives of Debevoise a revised draft of the Proposed Interim Operating Covenants.

On June 20, 2022, Mr. Hayes contacted Mr. Christie to inform Mr. Christie that he would be sending an updated proposal and a revised draft of the Proposed Merger Agreement. Following that communication, Mr. Hayes sent Mr. Christie an email attaching the following letter along with an updated draft of the Proposed Merger Agreement:

June 20, 2022

Dear Members of the Board:

On behalf of JetBlue Airways Corporation (“JetBlue”), we would like to thank your team for the recent discussions. The dialogue and information provided strengthened our conviction that a combination between JetBlue and Spirit Airlines, Inc. (“Spirit”) would create a true national competitor to the dominant legacy carriers, delivering low fares and a great experience for more customers, more opportunities for Crewmembers and Team Members, and more value for stockholders.

Therefore, we are submitting a further update to our previous proposals (dated March 29, 2022, April 29, 2022, and June 6, 2022, respectively), consistent with your Board’s request and following completion of our due diligence review, to acquire all of the outstanding common stock of Spirit (our “Improved Proposal”). In addition, we included a revised draft of the merger agreement for the transaction reflecting the terms of our Improved Proposal. Our Improved Proposal is structured to maximize value and execution certainty for Spirit and its stockholders and is responsive to the concerns you previously raised. We firmly believe our Improved Proposal constitutes a decisively “Superior Proposal” as defined in the Frontier Agreement1.

Terms of Improved Proposal

Coupled with our June 6 proposal, our Improved Proposal clearly offers Spirit stockholders significantly more than the transaction with Frontier:

•	Increased price of $33.50 per Spirit share of common stock, in cash, which represents:

•	an improvement of $2.00 per share, or 6.3%, compared to our June 6 proposal, and represents 9.2% of Spirit’s unaffected share price[2];

•	a 57.4% premium to Spirit’s closing share price of $21.28 on June 17, 2022;

•	a 67.6% premium to the implied value of the Frontier transaction, which was $19.99 as of June 17, 2022; and

•	a total Equity Value for Spirit of $3.7 billion and an Enterprise Value of $7.5 billion.[3]

•	Stronger regulatory commitment which includes:

•

An express obligation to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on the combined JetBlue-Spirit, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits under JetBlue’s Northeast Alliance. This commitment significantly enhances our prior proposal and meaningfully exceeds the divestiture commitment from Frontier.

[1]	The Agreement and Plan of Merger, dated as of February 5, 2022, as amended (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings Inc. (“Frontier”), and Spirit.
[2]	Represents percentage of Spirit’s $21.73 closing share price on February 4, 2022.
[3]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management and adjusted Net Debt of $3.8 billion, including operating leases.

•

A proactive offer to the Department of Justice of a remedy package that contemplates the divestiture of all Spirit assets located in New York and Boston so, as a result of the transaction, JetBlue will not increase its presence in the airports covered by our Northeast Alliance, as well as gates and related assets at Fort Lauderdale.

•	A reverse break-up fee of $350 million, or $3.20 per Spirit share[4], payable to Spirit in the unlikely event the transaction is not consummated for antitrust reasons, representing:

•	$100 million, or $0.91 per Spirit share, more than the reverse break-up fee Spirit and Frontier agreed to on June 2; and

•	Approximately 15% of Spirit’s unaffected share price[5], and approximately 78% of the original premium offered by Frontier[6].

•

A prepayment in the amount of $1.50 per share in cash, payable to Spirit stockholders promptly following the Spirit stockholder vote approving the combination between Spirit and JetBlue; in the unlikely event the reverse break-up fee is payable, this upfront payment would reduce the payment to Spirit at the time of the termination of the merger agreement to approximately $186 million ($1.70 per share7).

•

As a result, Spirit stockholders would receive total aggregate consideration of $33.50 per share in cash, comprised of $32.00 per share in cash at the closing of the transaction and the prepayment of $1.50 per share in cash.

As has been the case since our initial proposal on March 29, when compared to the inferior Frontier transaction, our Improved Proposal offers Spirit stockholders the compelling opportunity to receive a significant premium in cash in a transaction with more value and more certainty and stronger regulatory commitments, and, with the prepayment of a portion of the aggregate merger consideration as we have proposed, more value upfront. It is unambiguously a Superior Proposal. We are confident your stockholders will embrace our Improved Proposal, as they have done with our previous ones.

We are also confident our proposal is better for customers, delivering more of our unique combination of low fares and great service to customers nationwide, and better for Spirit Team Members, with higher pay and better benefits than either Spirit or Frontier, exciting career development opportunities, and JetBlue’s incredibly strong culture and set of values, which include never having furloughed any Crewmembers in our 22-year history, as well as industry-leading sustainability commitments.

As you know, we have dedicated a full team, significant management time, and advisor resources to the evaluation of Spirit and have finally been given the opportunity to conduct a review of Spirit’s business and operations. We have completed our due diligence and our Improved Proposal is a direct result of that process. We are now prepared to move expeditiously to execute definitive documentation.

While our strong preference is to reach a friendly, negotiated agreement with you, should the Spirit Board fail to declare our Improved Proposal a Superior Proposal, we fully intend to continue our “vote no” campaign against the Frontier transaction at your special meeting on June 30 as well as our tender offer.

We look forward to hearing from you soon and hope to finally move towards signing of definitive documentation for our superior transaction, clearly the optimal outcome for Spirit stockholders.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

Enclosure:

1.	Updated Merger Agreement

[4]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management.
[5]	See Note 4.
[6]	Represents percentage of the $4.10 premium between the $25.83 implied value of Frontier transaction and Spirit’s $21.73 closing share price as of February 4, 2022.
[7]	See Note 6.

6.	the third full paragraph on page 42 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue. We are making the Offer because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price offered to the Spirit Board on June 6, 2022, and in our June 20 Proposal because, prior to June 9, 2022, the Spirit Board refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. However, we believe the Offer is clearly superior to the Proposed Frontier Transaction. Because we believe our June 20 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

SUNDOWN ACQUISITION CORP.

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

JETBLUE AIRWAYS CORPORATION

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

107	Filing Fee Table.